April 20, 2017

VIA EDGAR
Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549
Re:	Annaly Capital Management, Inc. Form 10-K Filed February 23, 2017 File No. 001-13447

Dear Mr. Telewicz:
On behalf of Annaly Capital Management, Inc. (the “Company” or “Annaly”) set forth below are our responses to the comments of the Staff  (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 5, 2017, with respect to our Form 10-K (File No. 001-13447), filed on February 23, 2017.
 For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.
Item 7. Management’s Discussion and Analysis
Core Earnings, Core Earnings Per Average Common Share and Annualized Core Return on Average Equity, page 55

1.	Please expand your disclosure in future filings to include an enhanced discussion of TBA dollar roll income. Please include the following in your revised disclosure:
•	a discussion of why you believe dollar roll income represents the equivalent of interest income on the underlying security less an implied cost of financing.
•	an explanation of how you calculate the portion of the gain/loss from derivative instruments that is reflected as TBA dollar roll income.
•	a discussion of the methodology used to account for TBA securities in accordance with US GAAP and how that differs from the technique used to determine TBA dollar roll income.

Response:  In response to the Staff’s comment, the Company will provide an enhanced discussion of TBA dollar roll income in future filings. The Company proposes to provide the following revised disclosure in future filings.

From time to time, we enter into to-be-announced forward contracts (TBAs) as an alternate means of investing in and financing Agency mortgage-backed securities. A TBA contract is an agreement to purchase or sell, for future delivery, an Agency mortgage-backed security with a specified issuer, term and coupon. A TBA dollar roll represents a transaction where TBA contracts with the same terms but different settlement dates are simultaneously bought and sold. The TBA contract settling in the later month typically prices at a discount to the earlier month contract with the difference in price commonly referred to as the “drop”. The drop is a reflection of the expected net interest income from an investment in similar Agency mortgage-backed securities, net of an implied financing cost, that would be foregone as a result of settling the contract in the later month rather than in the earlier month. The drop between the current settlement month price and the forward settlement month price occurs because in the TBA dollar roll market, the party providing the financing is the party that would retain all principal and interest payments accrued during the financing period. Accordingly, TBA dollar roll income generally represents the economic equivalent of the net interest income earned on the underlying Agency mortgage-backed security less an implied financing cost.
TBA dollar roll transactions are accounted for under US GAAP as a series of derivatives transactions. The fair value of TBA derivatives is based on methods similar to those used to value Agency mortgage-backed securities. The Company records TBA derivatives at fair value on its Consolidated Statements of Financial Condition and recognizes periodic changes in fair value as Net gains (losses) on trading assets in the Consolidated Statements of Comprehensive Income (Loss), which includes both unrealized and realized gains and losses on derivatives (excluding interest rate swaps).
TBA dollar roll income is calculated as the difference in price between two TBA contracts with the same terms but different settlement dates multiplied by the notional amount of the TBA contract. Although accounted for as derivatives, TBA dollar rolls capture the economic equivalent of net interest income, or carry, on the underlying Agency mortgage-backed security (interest income less an implied cost of financing). TBA dollar roll income is reported as a component of Net gains (losses) on trading assets in the Consolidated Statements of Comprehensive Income (Loss).

2.
We note your disclosure that you will not make an adjustment to GAAP net income (loss) in future periods to exclude the PAA. Please tell us whether you intend to make similar adjustments to other non-GAAP measures in future periods (i.e. core interest income and economic core net interest income).

Response:  Consistent with prior guidance provided by the Staff with respect to the use of non-GAAP financial measures, beginning with the first quarter 2017 the Company intends to discontinue its disclosure of all non-GAAP measures that exclude the PAA.

Liquidity Risk Management
Maturity Profile, page 73
3.
Based on your disclosure, it appears that the difference between the maturity gap and the interest rate sensitivity gap is caused by interest rate swaps and other hedges. However, it does not appear the difference between the two amounts reconciles to the swap maturity schedule in the footnotes to your financial statements. Please provide us with a reconciliation of the difference between the maturity gap and interest rate sensitivity gap. Additionally, please tell us what consideration you have given to expanding your table to provide a similar reconciliation.

Response:  The Company respectfully advises the Staff that, in addition to the effect of interest rate swaps on the interest rate sensitivity profile of our liabilities, other factors, such as interest rate resets on floating or adjustable-rate assets and liabilities, will produce differences between our maturity gap and interest rate sensitivity gap.
The Company’s maturity gap is the difference between Interest Earning Assets and Interest Bearing Liabilities maturing within a given time period. In assessing the maturity of our assets, liabilities and off balance sheet obligations, we use the stated maturities, or our prepayment expectations for assets that exhibit prepayment characteristics.
The Company’s interest rate sensitivity gap is the difference between Interest Earning Assets and Interest Bearing Liabilities maturing or re-pricing within a given time period. In addition to differences in timing of the recognition of Interest Bearing Assets and Interest Bearing Liabilities that are subject to interest rate resets, the interest rate sensitivity gap also includes the effect of our interest rate swaps. The amount of assets and liabilities utilized to compute our interest rate sensitivity gap was determined in accordance with the contractual terms of the assets and liabilities, or our prepayment expectations for assets that exhibit prepayment characteristics. Further, instruments subject to interest rate resets (i.e. floating or adjustable rate instruments) are included in the period in which their interest rates are first scheduled to reset and not in the period in which they mature.
To aid the reconciliation of the difference between the maturity gap and interest rate sensitivity gap, in future filings the Company will expand the related table to illustrate the effect of interest rate resets and interest rate swaps that will highlight differences between the maturity gap and interest rate sensitivity gap for the Company’s financial assets and financial liabilities. The following expanded disclosure reflects information as of December 31, 2016.

	Less than 3 Months	3-12 Months	More than 1 Year to 3 Years	3 Years and Over	Total
Financial Assets:	(dollars in thousands)
Cash and cash equivalents	$1,539,746	$-	$-	$-	$1,539,746
Agency mortgage-backed securities (principal)	-	-	1,214,607	70,197,819	71,412,426
Credit risk transfer securities (principal)	-	15,000	18,000	657,491	690,491
Non-Agency mortgage-backed securities (principal)	-	52,055	225,360	1,241,107	1,518,522
Residential mortgage loans (principal)	-	-	-	338,323	338,323
Commercial real estate debt investments (principal)	-	-	-	4,295,107	4,295,107
Corporate debt (principal)	-	-	17,136	756,138	773,274
Commercial real estate debt and preferred equity (principal)	70,576	318,598	471,435	114,406	975,015
Commercial loans held for sale (principal)	-	-	115,000	-	115,000
Total financial assets - maturity	1,610,322	385,653	2,061,538	77,600,391	81,657,904
Effect of utilizing reset dates (1)	7,648,230	2,383,179	3,011,803	(13,043,212)
Total financial assets - interest rate sensitive	$9,258,552	$2,768,832	$5,073,341	$64,557,179	$81,657,904

Financial Liabilities:
Repurchase agreements	$49,171,074	$11,189,869	$4,854,867	$-	$65,215,810
Other secured financing	-	-	3,825	3,880,883	3,884,708
Securitized debt of consolidated VIE (principal)	-	-	-	3,621,760	3,621,760
Participation sold (principal)	84	12,743	-	-	12,827
Total financial liabilities - maturity	49,171,158	11,202,612	4,858,692	7,502,643	72,735,105
Effect of utilizing reset dates (1)(2)	(16,554,736)	(7,619,672)	(542,517)	24,716,925
Total financial liabilities - interest rate sensitive	$32,616,422	$3,582,940	$4,316,175	$32,219,568	$72,735,105

Maturity gap	$(47,560,836)	$(10,816,959)	$(2,797,154)	$70,097,748	$8,922,799
Cumulative maturity gap	$(47,560,836)	$(58,377,795)	$(61,174,949)	$8,922,799

Interest rate sensitivity gap	$(23,357,870)	$(814,108)	$757,166	$32,337,611	$8,922,799
Cumulative rate sensitivity gap	$(23,357,870)	$(24,171,978)	$(23,414,812)	$8,922,799

(1) Maturity gap utilizes stated maturities, or prepayment expectations for assets that exhibit prepayment characteristics, while interest rate sensitivity gap utilizes reset dates, if applicable.

(2) Includes effect of interest rate swaps.

* * * * *
We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 696-0100 or by email at gvotek@annaly.com or Anthony Green at (212) 696-0100 or by email at agreen@annaly.com.
Sincerely, /s/ Glenn A. Votek Glenn A. Votek Chief Financial Officer

cc:	Anthony C. Green, Annaly Capital Management, Inc.

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